UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TMC Bonds L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 3rd Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stuart R. Henderson 646-237-4313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner, Ferber, Fine & Ackerman PLLC
(Name – *if individual, state last, first, middle name*)

66 South Tyson Avenue	Floral Park	New York	11001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart R. Henderson _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TMC Bonds L.L.C. _____ , as

of December 31, _____ , 20 18 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



PAMELA L KOUAKAM
Notary Public - State of New York
NO. 01KO6257715
Qualified in Bronx County
My Commission Expires 6/22/2020

_____
Notary Public

Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TMC BONDS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

<u>CONFIDENTIAL</u>

TMC BONDS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2018

TABLE OF CONTENTS

 **Wagner, Ferber,**
Fine & Ackerman PLLC

Certified Public Accountants & Business Advisors

66 South Tyson Avenue
Floral Park, NY 11001

(516) 328-3800
Fax (516) 488-4695

www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TMC Bonds, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TMC Bonds, LLC as of December 31, 2018, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of TMC Bonds, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TMC Bonds, LLC's management. Our responsibility is to express an opinion on TMC Bonds, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TMC Bonds, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and other information have been subjected to audit procedures performed in conjunction with the audit of TMC Bonds, LLC's financial statements. The supplemental information is the responsibility of TMC Bonds, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and other information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as TMC Bonds, LLC's auditor since 2002.

Wagner Ferber Fine + Ackerman PLLC

Floral Park, New York
February 28, 2019

3

TMC BONDS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Assets	
Cash and cash equivalents	$ 33,683,186
Receivables- broker and dealers, net of allowance for doubtful accounts of $50,026	6,440,297
Property and equipment, net	3,059,338
Other assets	833,986
Total assets	$ 44,016,807

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to brokers and dealers	$ 345,181
Accounts payable and accrued liabilities	13,034,486
Total liabilities	13,379,667
Commitments and Contingencies	
Member's equity	30,637,140
Total liabilities and member's equity	$ 44,016,807

The accompanying notes are an integral part of these financial statements.

TMC BONDS, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

Revenues	
Commissions	$ 54,575,037
Other income	3,429,548
Interest	867,269
Total revenue	58,871,854
Expenses	
Compensation	27,936,711
Communications and data processing	1,610,298
Professional fees	2,783,776
Marketing and promotional	502,440
Brokerage and clearing fees (including interest expense of $32,704)	10,177,948
Depreciation and amortization	934,202
Other	2,769,958
Total expenses	46,715,333
Net income	$ 12,156,521

The accompanying notes are an integral part of these financial statements.

TMC BONDS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

Balance - beginning	$	84,382,177
Net income		12,156,521
Capital contributed		8,375,000
Capital withdrawn		(74,276,558)
Balance - ending	$	30,637,140

The accompanying notes are an integral part of these financial statements.

TMC BONDS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
YEAR ENDED DECEMBER 31, 2018

Balance - beginning	$ -
Balance - ending	$ -

The accompanying notes are an integral part of these financial statements.

TMC BONDS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities	
Net income	$ 12,156,521
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	934,202
Changes in operating assets and liabilities	
Receivable broker dealer	(20,829)
Other assets	(223,584)
Due from broker and dealers	66,013
Accounts payable and accrued liabilities	(405,887)
Net cash provided by operating activities	12,506,436
Cash Flows From Investing Activities	
Purchases of property and equipment	(789,346)
Cash Flows from Financing Activities	
Capital Contributed	8,375,000
Capital Withdrawn	(74,276,558)
Net cash used in financing activities	(65,901,558)
Net decrease in cash and cash equivalents	(54,184,468)
Cash and cash equivalents - beginning	87,867,654
Cash and cash equivalents - ending	$ 33,683,186
Supplemental Disclosures From Cash Flow Information	
Cash paid during the year for	
Interest	$ 32,704
Taxes	$ 330,101

The accompanying notes are an integral part of these financial statements.

NOTE 1 -   **NATURE OF OPERATIONS**

TMC Bonds L.L.C., ("the "Company") was formed on June 8, 2000 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). In August 2012, the Company formally changed its name to TMC Bonds L.L.C. The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TMC Bonds is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Citigroup Financial Products Inc. and FSA Portfolio Management Inc. (collectively, the "Members"). On May 29, 2018, Intercontinental Exchange Inc. ("ICE") a public company listed on the NYSE announced that they entered into an agreement to acquire the Parent. On July 23, 2018 ICE completed its acquisition of the Parent.

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. The Company clears all transactions through Pershing LLC on a fully disclosed basis.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect al material receivable, payables, and other liabilities.

Cash and cash equivalents

The company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization.   The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred.   Fully depreciated assets are retained in property and depreciation accounts until they are removed from service.   When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.   Management believes no impairment adjustment is needed for the year ended December 31, 2018.

Revenue Recognition

Commission income is recognized on a trade date basis as security transactions occur and consists of contractual commission percentages and/or the marginal difference between matching the price of buying and selling the security.   Other income includes subscription fees for the usage of the company's web based trading platform.   Estimated losses resulting from uncollectible accounts are recorded as the provision for doubtful accounts which is included in Other Expenses. Related clearing expenses are also recognized on a trade date basis as security transactions occur.

Income Taxes

As a limited liability company, the Company has elected to be treated as a partnership. The effect of this election is that taxable results of operations and tax credits generated are reportable on the individual tax returns of its member.

TMC BONDS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes (Continued)

Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements.   However, the Company is subject to New York Unincorporated Business Income tax and two states minimum filings fees for which provision has been made.

The member of the Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements.   If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.   The member's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.   Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2015 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Recent Accounting Pronouncements

Revenue Recognition- Effective January 1, 2019, the Company will be required to adopt the new guidance of ASC Topic 606, revenue from contracts with customers (Topic 606), which will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition. Topic 606 requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The Company will be required to adopt Topic 606 either on a fill retrospective basis to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying the new guidance recognized at the date of the initial application. The Company has assessed the impact of adoption on its material revenue streams, evaluated the new disclosure requirements, and

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Recent Accounting Pronouncements (Continued)

identified and implemented appropriate changes to its business processes, systems and controls to support recognition and disclosure under the new guidance. We expect to adopt Topic 606 using the modified retrospective approach. Based on completing the assessment, the Company has determined that the adoption of the guidance will not result in a material impact on its financial statements.

Lease Transition Disclosure- In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard is effective for us on January 1, 2019, with early adoption permitted. We expect to adopt the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. We expect to adopt the new standard on January 1, 2019 and use the effective date as our date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. We expect to elect the 'package of practical expedients', which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. We do not expect to elect the use of hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us.

We expect that this standard will have a material effect on our financial statements. While we continue to assess all of the effects of adoption, we currently believe the

TMC BONDS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

most significant effects relate to (1) the recognition of new ROU assets and lease
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Recent Accounting Pronouncements (*Continued*)

liabilities on our balance sheet for our real estate operating We do not expect a
significant change in our leasing activities between now and adoption.
On adoption, we currently expect to:

— Recognize additional operating liabilities of approximately $9,450,000, with
corresponding ROU assets of the same amount based on the present value of the
remaining minimum rental payments under current leasing standards for existing
operating leases.

The new standard also provides practical expedients for an entity's ongoing
accounting. We currently expect to elect the short-term lease recognition exemption
for all leases that qualify. This means, for those leases that qualify, we will not
recognize ROU assets or lease liabilities, and this includes not recognizing ROU
assets or lease liabilities for existing short-term leases of those assets in transition.
We also currently expect to elect the practical expedient to not separate lease and
non-lease components for all of our leases.

Subsequent Events

Management has evaluated subsequent events or transactions through February
28, 2019, the date which the financial statements were available to be issued.

NOTE 3 -   PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated useful life - years	
Furniture and fixtures	7	$697,542
Machinery and equipment	5	18,803
Leasehold improvements	Term of lease	3,026,646
Computer equipment	3	5,785,049
Fine Art	N/A	42,641
		9,570,681
Less: Accumulated depreciation and amortization		6,511,343
Net property and equipment		$3,059,338

The depreciation and amortization expense for the year ended December 31, 2018
aggregated $934,202

NOTE 4 - **FAIR VALUE MEASUREMENTS**

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2018 due to the short-term nature of these instruments.

NOTE 5 - **NET CAPITAL REQUIREMENTS**

As a registered broker dealer and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2018, the Company had net capital of $23,388,235 which exceeded the requirements by $22,517,404.

NOTE 6 - **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to Concentrations of Credit Risk include unsecured cash. At December 31, 2018, the Company had cash deposits with four banks that were in excess of federally insured amounts by approximately $32,985,000.

NOTE 7 - **RELATED PARTIES**
The Company considers its members and member affiliates to be related parties.

NOTE 8 - **COMMITMENTS AND CONTINGENT LIABILITIES**

Operating Leases

The Company has entered into obligations under three operating leases that will expire at various dates from 2019 through 2025. Two of these agreements require the Company to obtain a letter of credit in lieu of a cash security deposit. These

NOTE 8 -   **COMMITMENTS AND CONTINGENT LIABILITIES** *(Continued)*

letters of credit are for $419,527 and $549,131 respectively and are collateralized by bank deposits. For the third lease, the Company has made a cash security deposit of $6,206. In December 2014, the Company entered into an agreement to sublet one of its existing locations. The sublet agreement commenced on June 26, 2015 and shall expire on April 28, 2019. The sublease agreement requires monthly rental payments of $53,654 for the entire agreement and a letter of credit of $107,307 in lieu of a cash security deposit.

The Company's future minimum lease commitments under the three real estate leases are as follows:

Year Ended December 31,	
2019	$1,500,783
2020	$1,316,404
2021	$1,359,180
2022	$1,359,180
2023	$1,359,180
Thereafter	$2,605,095
	$9,499,822

Rent expense for the year ended December 31, 2018 amounted to $1,937,297, less sub-rental income of $587,856.

Under the sublet agreement, future minimum lease payments receivable are as follows:

Year Ended December 31,	
2019	$ 107,307

NOTE 8 - **COMMITMENTS AND CONTINGENT LIABILITIES** *(Continued)*

The Company has entered into agreements for two hosting sites which expire in 2019 and 2020.

The Company's future minimum commitments are as follows:

Year Ended
December 31,

2019	$ 425,909
2020	109,650
	$ 535,559

Hosting expense for the sites for the year ended December 31, 2018 amounted to $626,900.

Employee Benefit Plan

The Company offers its employees a 401(k) plan. Under the plan, eligible employees in 2018 could defer up to $18,500 for the year, in addition to a $6,000 catch-up contribution for employees 50 years of age or older. The Company voluntarily matches a discretionary amount of participants' 401(k) contribution. For the year ended December 31, 2018, the expense aggregated to $418,120.

SUPPLEMENTARY INFORMATION

TMC BONDS, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES
EXCHANGE COMMISSION
DECEMBER 31, 2018

Member's equity	$ 30,637,140
Deductions or charges	
Non allowable assets	
Computer software and hardware	921,908
Office facilities and equipment	2,137,430
Other non-allowable assets	4,189,567
Total non-allowable assets	7,248,905
Net capital before haircuts	23,388,235
Haircut	-
Net capital	$ 23,388,235

TMC BONDS, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Minimum net capital required - 6 2/3% of total aggregate indebtedness	$ 870,831
Minimum dollar net capital requirement of reporting dealer	$ 250,000
Net capital requirement	$ 870,831
Excess net capital Net capital less net capital requirement	$ 22,517,404
Excess net capital at 1000% Net capital less 10% of aggregate indebtedness	$ 22,081,989

See report of independent registered public accounting firm.

TMC BONDS, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES
EXCHANGE COMMISSION
DECEMBER 31, 2018

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

Net capital per unaudited X-17A-5	$ 23,388,235
Net capital per audited report	$ 23,388,235

See report of independent registered public accounting firm.

TMC BONDS, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	
Accounts payable, accrued expenses and other liabilities	$ 13,062,461
Total aggregate indebtedness	$ 13,062,461
Percentage of aggregate indebtedness to net capital	55.85%

See report of independent registered public accounting firm.

TMC BONDS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND
DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES AND EXCHANGE
COMMISSION
DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of registered independent public accounting firm.

TMC BONDS, LLC
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2018

Total revenue	$ 58,871,854
Less: Commissions, floor broker and clearance paid to other SIPC members in accordance with securities transactions	6,117,550
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances of commercial paper that mature nine months or less from issuance date.	5,243,291
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business	10,860
	11,371,701
SIPC net operating revenue	$ 47,500,153
General assessment at .0015	$ 71,250
Less payments made with SIPC-6	37,234
Payments made with SIPC-7, January 29, 2018	$ 34,016



WF FA Wagner, Ferber, Fine & Ackerman PLLC

Certified Public Accountants & Business Advisors

66 South Tyson Avenue
Floral Park, NY 11001
(516) 328-3800
Fax (516) 488 4695
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of TMC Bonds, LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) TMC Bonds, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TMC Bonds, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) TMC Bonds, LLC stated that TMC Bonds, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TMC Bonds, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TMC Bonds, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wagner Ferber Fine + Ackerman PLLC

Floral Park, New York
February 28, 2019

24

New York City Office | 237 West 35th Street | Suite 1001 | New York, NY 10001 | (212) 576-1829 | Fax (212) 564-7530

TMC BONDS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND
DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES AND EXCHANGE
COMMISSION
DECEMBER 31, 2018

Annual Exemption Report
For the year ended December 31, 2018

To the best of our knowledge and belief, TMC Bonds , LLC, a non –carrying broker-dealer is exempt from Rule 15c3-3 under paragraph (k)(2) (ii), namely a broker-dealer whose customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

TMC Bonds, LLC met the identified exemption provision throughout the most recent year ended December 31, 2018 without exception.

By
Chief Financial Officer

 **Wagner, Ferber,**

Fine & Ackerman PLLC

Certified Public Accountants & Business Advisors

66 South Tyson Avenue
Floral Park, NY 11001

(516) 328-3800
Fax (516) 488-4695

www.wffacpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
of TMC Bonds, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SPIC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by TMC Bonds, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment and Reconciliation (Form SIPC-7) of TMC Bonds, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating TMC Bonds, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TMC Bonds, LLC's management is responsible for TMC Bonds, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the total revenue amount reported on the Annual Audit Report Form X-17A-5 Part III (Focus Report) for the year ended December 31, 2018, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for deducted commissions and clearance paid to other SIPC members, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wagner Ferber Fine & Ackerman PLLC

Floral Park, New York
February 28, 2019